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                          November 24, 2020

       Tanya Domier
       Chief Executive Officer
       Advantage Solutions Inc.
       18100 Von Karman Avenue, Suite 100
       Irvine, CA 92612

                                                        Re: Advantage Solutions
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 19,
2020
                                                            File No. 333-250201

       Dear Ms. Domier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at (202) 551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Drew Capurro